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                           June 15, 2020

       Anthony Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A, New Mandarin Plaza,
       14 Science Museum Road,
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 8,
2020
                                                            CIK No. 0001806905

       Dear Mr. Poon:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 8, 2020

       Related Party Transactions, Material Transactions with Related Parties, page 76

   1. We note your response to our prior comment 1 in our letter dated May 20, 2020. Please amend your disclosure
to describe the nature and extent of the Memorandum of
                                                        Understanding with
Forbes China.
 Anthony Poon
FirstName LastNameAnthony Poon
ALE Group Holding Ltd
Comapany NameALE Group Holding Ltd
June 15, 2020
Page 2
June 15, 2020 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Joan Wu